Via Fax and Overnight Delivery

November 3, 2004

Mr. William B. Patterson
Director, AFL-CIO Office of Investment
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Patterson:

Thank you for your letter dated October 22, 2004. In response, I am providing you with the following information:

1.	As indicated to you in my October 15 letter, the Audit Committee has been very active in the investigation of the reserve revision and production hedge accounting matters. I indicated to you, and the Company has stated in its public filings that we believe that remedial actions will be implemented by December 31, 2004 with respect to these matters.
2.	In the normal course of the Audit Committee’s duties (as set forth in our Audit Committee charter, which is appendix A to the proxy statement), we perform a thorough evaluation of PricewaterhouseCoopers LLP (“PWC”), including a review of the quality of expertise assigned to the Company’s engagement team, the scope of the audit work and the independence of our auditor. These evaluations are part of an overall review of our internal controls that are designed to safeguard the Company’s financial/accounting integrity. These evaluations have been, and will continue to be, an important component of our Committee’s responsibilities. After careful consideration, including the aforementioned evaluation, it was determined that PWC be appointed as the Company’s independent auditor for 2004.
3.	As part of this process, while we do not have a policy of regular rotation of independent auditors, we regularly evaluate their performance and whether there are other independent auditors that could provide services in a manner required by a company like ours.
4.	With regard to the production hedge accounting, we carefully reviewed our previous filings in the course of our restatement to be as confident as reasonably possible that our Form 10-K was accurate and complete. A review of our production hedge accounting was part of that process. The complexity of the relevant accounting issues is greater than could be conveyed in this letter. We consulted with outside experts who had conflicting opinions as to the proper accounting treatment. In addition, there were conflicting views as to the method and extent of any restatement. We met with the SEC to seek its input. At the end of a lengthy process, we and PWC agreed that not applying hedge accounting treatment was the right call. This matter was carefully considered, along with many other matters, in our decision to retain PWC for the 2004 audit.
5.	Given the requirements of Sarbanes-Oxley, together with the timing of our annual meeting, it is simply not realistic or prudent that we could interview and select a new independent auditor. Also, bear in mind that a new independent auditor would have to be prepared to perform a thorough and rigorous audit for 2004. For the past year, PWC has worked in a coordinated effort with the Company to comply with Sarbanes-Oxley Section 404, which requires that a company’s independent auditor assess and attest management’s assessments of internal controls. Due to the resource constraints of all of the audit firms, we believe it is likely that we could not retain a new independent auditor who could be prepared to make the necessary assessments and attestations required under the Section 404 statutory deadlines.

I want to stress that the Audit Committee is vigilant in its duties to ensure that El Paso delivers accurate and timely financial reports. I hope that this letter addresses your concerns.

Thank you for your continued interest in El Paso.

Sincerely,

Juan Carlos Braniff
Chairman, Audit Committee
El Paso Corporation Board of Directors